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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue, NF10
(No. and Street)

Torrance	CA	90501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Ro (310) 468-7758
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

601 South Figueroa Street, 9th Floor	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

DD 6/4/14

OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

see attached
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

March 31, 2014

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Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

March 31, 2014

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of Los Angeles

On 5/28/14 (Date) before me, Kimberly H. Wright, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Nicholas J. [illegible] (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KIMBERLY H. WRIGHT
Commission # 1988261
Notary Public - California
Los Angeles County
My Comm Expires Aug 17, 2016

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

Place Notary Seal Above

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Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Audited Financials

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
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Signer Is Representing: ______

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- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
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Signer Is Representing: ______

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Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Index to Financial Statements
March 31, 2014

Page

Independent Auditor's Report

To the Board of Directors and Shareholder of
Toyota Financial Services Securities USA Corporation

We have audited the accompanying financial statements of Toyota Financial Services Securities USA Corporation, which comprise the statement of financial condition as of March 31, 2014, and the related statements of income, shareholder's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toyota Financial Services Securities USA Corporation at March 31, 2014, and the results of its operations, statement of shareholder's equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare

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the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers L.L.P.

May 28, 2014

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Financial Condition
March 31, 2014

Assets	
Cash and cash equivalents	$ 8,691,954
Deposits	256,631
Deferred Income Taxes	11,999
Total assets	$ 8,960,584
Liabilities and Shareholder's Equity	
Accounts payable and other liabilities	$ 1,009,161
Total liabilities	1,009,161
Shareholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	7,701,423
Total shareholder's equity	7,951,423
Total liabilities and shareholder's equity	$ 8,960,584

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Income
For the Year Ended March 31, 2014

Revenues	
Commissions	$ 2,670,000
Interest income	3,566
Total revenues	2,673,566
Expenses	
Regulatory fees	$ 35,050
Clearing fees	25,000
Operating	70,673
Total expenses	130,723
Income before income taxes	2,542,843
Provision for income taxes	953,306
Net income	$ 1,589,537

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Shareholder's Equity
For the Year Ended March 31, 2014

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2013	2,500	$ 3	$ 249,997	$ 6,111,886	$ 6,361,886
Net income	–	–	–	1,589,537	1,589,537
Balance at March 31, 2014	2,500	$ 3	$ 249,997	$ 7,701,423	$ 7,951,423

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Statement of Cash Flows

For the Year Ended March 31, 2014

Cash flows from operating activities	
Net income	$ 1,589,537
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in deposits	(253,285)
Increase in deferred income taxes	(11,999)
Increase in accounts payable and other liabilities	636,668
Total adjustments	371,384
Net cash provided by operating activities	1,960,921
Net increase in cash and cash equivalents	1,960,921
Cash and cash equivalents at the beginning of the year	6,731,033
Cash and cash equivalents at the end of the year	$ 8,691,954

Supplemental Disclosures	
Income taxes paid	$ 327,537
Cash paid for interest	$ -

See accompanying Notes to Financial Statements.

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services Americas Corporation ("TFSA"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSA.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. TFSS was formed for the purpose of directly offering TMCC debt products to the United States debt market.

The Company has a clearing agreement with a non-affiliated broker dealer to process and clear all of the Company's securities transactions on a fully disclosed basis.

The Company is headquartered in Torrance, California and has no branches or sales offices. Administrative and back office support is provided by its affiliate TMCC. Such services are governed by a Shared Expense Agreement between TMCC and the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition
The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis.

Cash and Cash Equivalents
Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less at purchase. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions to assess the credit risk.

Deposits and Receivable Clearing Broker
Amounts receivable from the clearing broker at March 31, 2014 represent a clearing deposit, which is included with Deposits on the statement of financial condition. The Company incurs clearing fees to the clearing broker. Clearing broker fees payable at March 31, 2014 are off set against the deposit with the clearing broker, in accordance with the clearing agreement.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The majority of the Company's assets and liabilities are carried at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company maintains policies and procedures to value instruments using the best and most relevant data available. Management believes that the fair value of financial assets and liabilities recognized on the statement of financial condition approximates carrying value due to their short-term nature.

Fair Value Hierarchy

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities

As of March 31, 2014, and during the year then ended, the Company had no assets or liabilities classified as Level 2 and 3. There were no transfers between Levels 2 and 3.

Income Taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

The Company is part of the TFSA consolidated federal income tax return. TFSS does not file a separate state income tax return but may be included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMA") or other subsidiaries of TFSA. Federal and state income tax expense, is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMA, TFSA

or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

As of March 31, 2014, the Company remains under IRS examination for fiscal 2014, 2013, and 2012. The IRS examination for fiscal 2010 was concluded in the first quarter of fiscal 2012. The IRS examination for fiscal 2011 was concluded in the first quarter of fiscal 2014. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing the financial statements, management has evaluated subsequent events for potential recognition of disclosure from March 31, 2014 through May 28, 2014, the date of the financial statement issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

3. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company's net capital, as defined, was $7,816,118 which was $7,748,841 in excess of its required net capital of $67,277. The Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

The Company is exempt from the SEC Rule 15c3-3 under the provision of section (k)(2)(ii) of such Rule as a broker or dealer who carries no customer accounts and clear all customer transactions on a fully disclosed basis through another clearing broker. Operating under such exemption, the Company has not prepared a Computation for Determination of Reserve Requirements for Brokers or Dealers.

4. Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended March 31, 2014
Current	
Federal	$ 853,361
State	111,944
Total current	965,305
Total deferred	(11,999)
Provision for income taxes	$ 953,306

The Deferred Income Tax asset on the Statement of Financial Condition represents amounts related to California State income taxes. This asset is expected to be fully realized in fiscal year 2015.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the Year Ended March 31, 2014
Provision for income taxes at U.S. federal statutory tax rate	35.00%
State and local taxes (net of federal tax benefit)	2.86%
Other	-0.37%
Effective tax rate	37.49%

5. Expense Recognition

Expenses are recorded as incurred and disclosed within the Statement of Income.

6. Related Party Transactions

The Company has entered into a Shared Expense Agreement with TMCC to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TMCC provides the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. No amounts are due as of March 31, 2014 relating to the Shared Expense Agreement.

The Company has recorded income taxes payable of $965,305, which is included within accounts payable and other liabilities on the Statement of Financial Condition as of March 31, 2014.

As mentioned in Note 2, all commission revenues earned by the Company are related to securities transactions executed on behalf of TMCC. Commission revenues are earned at a contracted rate that does not necessarily represent market rates.

7. Fair Value Measurements

The following describes the valuation methodologies, key inputs and significant assumptions of assets measured at fair value on a recurring basis.

Cash Equivalents and Deposits
Cash equivalents, comprised of money market investments, and deposits, represent highly liquid investments with maturities of three months or less at purchase. Amounts invested in money market funds where quoted market prices are available are classified in Level 1 of the fair value hierarchy.

At March 31, 2014, the Company had $5,833,737 in money market investments, all of which are classified as Level 1 within the fair value hierarchy.

8. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. Due to the difficulty in predicting future events that could result in claims, the Company is not able to estimate a maximum exposure under these arrangements. However, the Company believes the risk of loss related to these arrangements is remote. As of March 31, 2014, there was no pending litigation or claims against the Company.

9. Concentration Risk

As discussed in Note 1, the Company's customer's securities transactions are introduced on a fully disclosed basis to its clearing broker dealer. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker dealer may charge any losses they incur to the Company.

The Company clears all of its trades through one clearing broker. The Company is required to maintain a deposit with its clearing broker which can fluctuate based on trading activities. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company is exposed to credit risk from the potential inability of its clearing broker to perform in accordance with the terms of the contract. The Company monitors credit risk associated with its clearing broker.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2014

Net Capital	
Shareholder's Equity	$7,951,423
Less: Non-Allowable Assets	18,630
Net Capital before Haircuts on Security Positions	7,932,793
Haircut on Security Positions	116,675
Net Capital	$7,816,118
Aggregate Indebtedness	$ 1,009,161
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	67,277
Minimum Net Capital Requirement	5,000
Excess Net Capital	7,748,841
Excess Net Capital less 10% of Aggregate Indebtedness	7,715,202
Aggregate Indebtedness/Net Capital	0.13

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2014, filed on May 27, 2014.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Schedule II – Determination of Reserve Requirements and Information Related to Possession or Control Requirements Under Rule 15c3-3

March 31, 2014

The Company is exempt from Rule 15c3-3 under the (k)(2)(ii) exemptive provision.

There are no material differences between the information included above and the information reported in the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2014, filed on May 27, 2014.

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Toyota Financial Services Securities USA Corporation

In planning and performing our audit of the financial statements of Toyota Financial Services Securities USA Corporation (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

May 28, 2014

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Report of Independent Accountants

To the Board of Directors and Shareholder of
Toyota Financial Services Securities USA Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Toyota Financial Services Securities USA Corporation (the "Company") for the year ended March 31, 2014, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2014. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records, as follows:

Payment	Amount		Support Obtained
Six months ended September 30, 2013	$	2,330	Agreed to 10/29/13 outgoing wire from BoA account 1235383864 and traced to the General Ledger
Six months ended March 31, 2014	$	4,354	Agreed to 5/20/14 outgoing wire from BoA account 1235383864 and traced to the General Ledger
Total	**$**	**6,684**	**Agreed to Form SIPC-7, Page 1, Item 2A**

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended March 31, 2014 to the Total Revenue amount of $2,673,566 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2014, as follows:

Total Revenue per the audited Form X-17A-5 report	$	2,673,566
Amount per Form SIPC-7, Page 2, Item 2a	$	2,673,566
Difference	**$**	-

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers noting no difference and no adjustments were made on page 2 in items 2b and 2c of the Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ $.0025 on page 2, line 2e of $2,673,566 and $6,684, respectively, of the Form SIPC-7, as follows:

pwc

Total Revenue per Form SIPC-7, Page 2, Item 2a	$	2,673,566
Total Additions per Form SIPC-7, Page 2, Item 2b		-
Total Deductions per Form SIPC-7, Page 2, Item 2c		-
	$	2,673,566
SIPC Net Operating Revenues per Form SIPC-7, Page 2, Item 2d	$	2,673,566
Difference		-
Recalculated General Assessment @ 0.0025	$	6,684
General Assessment @ 0.0025 per Form SIPC-7, Page 2, Item 2e	$	6,684
Difference		-

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the member of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

May 28, 2014